Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

February 24, 2020

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series, Lyrical International Value Equity Fund (the “International Fund”) and Lyrical U.S. Value Equity Fund (the “U.S. Fund”) (each a “Fund,” and together the “Funds”) (File Nos. 811-22680; 333-180308)

Dear Alison White:

Set forth below is a summary of oral comments provided by Ms. Alison White of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Trust’s Post-Effective Amendment Nos. 148 and 151, filed on December 16, 2019 (Accession No. 0001398344-19-022555). For your convenience, a summary of the staff’s comments are set out below in italics, and each comment is followed by the Trust’s response.

Prospectus

Cover Page

1.	Please update each Fund’s Class ID and ticker symbol on EDGAR.

Response: The requested Class ID and ticker symbols will be updated.

Summaries: Fees and Expenses

Both Funds

2.	As neither Fund charges any front-end load or other fee paid directly by a shareholder, please consider removing the “Shareholder Fees” information in the Fee Table in each Fund’s Risk/Return Summary.

Response: The Funds believe that it is helpful to shareholders to specifically indicate that a Fund has no shareholder fees. In addition, the Funds desire to be consistent with similar disclosure in other series of the Trust. Therefore, the Funds respectfully decline to remove the “Shareholder Fees” table for either Fund.

3.	In the sections entitled “Investment Strategies” for both Funds, please clarify what is meant by “sell-side research.”

Response: Each Fund will revise the relevant language in the section entitled “Investment Strategies” to read as follows (italics indicating revised language):

“This process may include, without limitation, financial statements analysis, study of competitors, customers and suppliers, discussions with company management, review of past earnings calls and investor presentations, and some use of research from brokerage firms and independent research firms.”

4.	We note that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the fund, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response: The Funds respectfully decline to modify the presentation of the Funds’ principal risks. The Funds’ understanding is that presenting the Funds’ principal risks in order of importance is not required by Form N-1A. In addition, the Funds are concerned that delineating one type of risk as more important than another by ranking them in such a way in a Fund’s prospectus can be subjective in nature, open to interpretation, and may create misconceptions regarding a Fund’s risks and may require constant re-ranking.

5.	For each Fund, the risk disclosures include “Sector Risk.” If either Fund is currently focused in a specific sector or sectors, please identify such sectors and add specific risk disclosures as appropriate.

Response: Although it is expected that each Fund’s portfolio may occasionally become focused in a particular sector or sectors due to market conditions, neither Fund intends to deliberately focus in any specific sector or sectors, and the Manager anticipates that any such market-related focus would be temporary. Accordingly, each Fund will move its risk disclosure titled “Sector Risk” to the Funds’ Statement of Additional Information.

6.	For each Fund, the risk disclosures contained in the prospectus in response to Item 9 of Form N-1A appear in many cases to be identical to risk disclosures in response to Item 4 of Form N-1A. Please revise the disclosures such that disclosures in response to Item 4 are a summary of the disclosures contained in response to Item 9.

Response: The risk disclosures for each Fund in response to Item 4 will be revised to more succinctly summarize the risk disclosures found in response to Item 9.

U.S. Fund

7.	For the U.S. Fund, please confirm the accuracy of the data included under “Average Annual Total Returns” in the Fee Table.

Response: The U.S. Fund confirms that the data in the relevant table will be accurate upon effectiveness, and notes that the current data is merely placeholder figures.

International Fund

8.	For the International Fund, in the Fee Table, please provide updated information under Annual Fund Operating Expenses” and “Example” prior to effectiveness.

Response: Information regarding the International Fund’s Annual Fund Operating Expenses and Example will be updated as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Investor Class	Institutional Class
Management Fees	1.25%	1.25%
Distribution and/or Service (12b-1) Fees	0.25%	0.00%
Other Expenses(1)	0.54%	0.54%
Total Annual Fund Operating Expenses	2.14%	1.79%
Less Management Fee Reductions and/or Expense Reimbursements(2)	(0.44%)	(0.44%)
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements(2)	1.60%	1.35%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.
(2)	Lyrical Asset Management LP (the “Adviser”) has contractually agreed, until April 1, 2022, to reduce Management Fees and reimburse Other Expenses to the extent necessary to limit Total Annual Fund Operating Expenses of each class of shares of the International Fund (exclusive of brokerage costs, taxes, interest, borrowing costs such as interest and dividend expenses on securities sold short, costs to organize the International Fund, acquired fund fees and expenses, and extraordinary expenses such as litigation and merger or reorganization costs and other expenses not incurred in the ordinary course of the International Fund’s business) to an amount not exceeding 1.35% of the average daily net assets of the Institutional Class shares, and 1.60% of the average daily net assets of the Investor Class shares. Management Fee reductions and expense reimbursements by the Adviser are subject to repayment by the International Fund for a period of 3 years after the date that such fees and expenses were waived or reimbursed, provided that the repayments do not cause Total Annual Fund Operating Expenses to exceed (i) the expense limitation then in effect, if any, and (ii) the expense limitation in effect at the time the expenses to be repaid were incurred. Prior to April 1, 2022, this agreement may not be modified or terminated without the approval of the International Fund’s Board of Trustees (the “Board”). This agreement will terminate automatically if the International Fund’s investment advisory agreement with the Adviser is terminated.

Example

This Example is intended to help you compare the cost of investing in the International Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the International Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and the operating expenses of the International Fund remain the same and the contractual agreement to limit expenses remains in effect only until April 1, 2022. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Class	1 Year	3 Years
Investor	$163	$505
Institutional	$137	$428

9.	In the section entitled “Management of the Fund” on page 13, please remove the narrative language regarding each of the portfolio managers, as such narrative is not permitted within Item 5 of Form N-1A.

Response: The relevant language will be removed.

Statement of Additional Information

Both Funds

10.	Pursuant to Item 19(g)(2) of Form N-1A, please clarify whether the Funds’ distribution plan is a “compensation based” plan or a “reimbursement based” plan.

Response: The relevant language in the section entitled “Distribution Plan” in the Funds’ Statement of Additional Information will be revised to read as follows (italics indicating revised language):

“Under the Plan, the Funds on behalf of the Investor Class shares, may annually expend up to 0.25% of the Funds’ average daily net assets to pay for any activity primarily intended to result in the sale of those shares and the servicing of shareholder accounts, provided that the Board has approved the category of expenses for which payment is being made. In connection therewith, the Investor Class shares of the Funds may pay up to 0.25% of its average daily net assets to the Distributor, as compensation for services or other activities that are primarily intended to result in the sale of shares~~, or reimbursement for expenses incurred in connection with services or other activities that are primarily intended to result in the sale of shares~~.”

Part C

11.	Please confirm that the Trust will file the International Fund’s expense limitation agreement as an exhibit to the effective filing to be made under Rule 485(b).

Response: The Trust confirms that the International Funds’ expense limitation agreement will be so filed.

12.	Please confirm that all of the Registrant’s principal executive officers and principal financial officers sign the registration statement, pursuant to Section 6(a) of the Securities Act of 1933.

Response: The Trust will add Mr. Todd Heim, Vice President of the Trust, as a signatory to the registration statement, and will clarify Ms. Jennifer Leamer’s title to reflect that she is the Trust’s principal financial officer in addition to being its treasurer and controller.

Thank you for your comments. Please contact me at (513) 869-4327 if you have any questions.

Sincerely,

/s/ Matthew J. Beck

Matthew J. Beck

Secretary